WHEAT FIRST                                    Riverfront Plaza
  BUTCHER SINGER                               901 East Byrd Street
Serving Investors Since 1934                   Richmond, VA 23219
                                               (804) 649-2311


September 7, 1995


CONFIDENTIAL

The Board of Directors
Richfood Holdings, Inc.
2000 Richfood Road
Post Office Box 26967
Richmond, VA 23261-6967

Members of the Board:

Reference is made to our opinion letter dated September 7, 1995 with respect to the Exchange Ratio contained in the Agreement and Plan of Reorganization, dated as of June 26, 1995 (the "Agreement"), between Richfood Holdings, Inc. ("Richfood") and Super Rite Corporation ("Super Rite").

The foregoing letter is solely for the information and assistance of the Board of Directors of Richfood in connection with its consideration of the transaction contemplated by the Agreement and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement or any other document, except in accordance with our prior written consent.

In that regard, we hereby consent to the reference to the opinion of Wheat, First Securities, Inc. under the captions "Summary" and "The Merger" and to the inclusion of the foregoing opinion in the Joint Proxy Statement/Prospectus included in the Registration Statement of Richfood and Super Rite relating to shares of Richfood common stock to be issued pursuant to the Agreement. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

WHEAT, FIRST SECURITIES, INC.



By /s/ MATTHEW S. CZAJKOWSKI
    Managing Director